Exhibit 23.2
Consent of the Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Mueller Water Products, Inc. for the registration of any combination of debt securities, subsidiary guarantees of debt securities, common stock, preferred stock, warrants, depositary shares and units and to the incorporation by reference therein of our reports dated November 24, 2014, with respect to the consolidated financial statements of Mueller Water Products, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Mueller Water Products, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Atlanta, Georgia
June 19, 2015